Exhibit 99.1

Century 21 China Real Estate Reports Second Quarter 2015
Unaudited Financial Results

BEIJING, China, August 18, 2015 - IFM Investments Limited (OTCQB: CTCLY) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights1

♦	Consolidated net revenue in the second quarter of 2015 was RMB120.4 million (US$19.4 million), an increase of 33.2% from the first quarter of 2015, and a decrease of 1.8% from the second quarter of 2014.

♦	Net income in the second quarter of 2015 was RMB9.2 million (US$1.5 million), compared to a net loss of RMB20.1 million in the first quarter of 2015, and a net loss of RMB41.1 million in the second quarter of 2014.

♦	Net income attributable to IFM Investments Limited in the second quarter of 2015 was RMB9.5 million (US$1.5 million), compared to a net loss attributable to IFM Investments Limited of RMB19.7 million in the first quarter of 2015, and a net loss attributable to IFM Investments Limited of RMB38.8 million in the second quarter of 2014. Net income attributable to IFM Investments Limited in the second quarter of 2015 reflected restructuring costs, primarily store closure-related costs, of approximately RMB1.4 million (US$0.2 million).

“The second quarter is excellent, driven partly by our optimized network and leaner organization strategy, and partly by the government’s loosened credit policies and improved sentiment toward the industry, which in turn resulted in increased transaction volumes and improved performances in our businesses,” said Mr. Donald Zhang, Chairman and Chief Executive Officer of Century 21 China Real Estate.

Mr. Harry Lu, Vice Chairman and President, commented further: “We are excited to regain profitability in the second quarter and see outperformance in all of our segments. In the rest of 2015, we are confident to continue the growth momentum and enhance long term value for our shareholders.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended June 30, 2015, were made at a rate of RMB6.2000 to US$1.00 which is the noon buying rate on June 30, 2015 in New York for cable transfers in RMB as certified in the H.10 daily statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

Second Quarter 2015 Results

Consolidated net revenue was RMB120.4 million (US$19.4 million), representing an increase of 33.2% from RMB90.4 million in the first quarter of 2015, and a decrease of 1.8% from RMB122.6 million in the second quarter of 2014. The sequential increase was primarily due to a seasonal rise in sales and purchase transaction volumes of secondary homes, as well as increasing efficiency resulted from the Company’s optimized network. The year-over-year decrease was primarily a result of lower revenue from franchise services, due to lower initial sub-franchising fee received from the sales of franchise rights and lower ongoing service fees resulted from a reduction in the number of franchisees.

♦	Revenue from company-owned brokerage services was RMB87.0 million (US$14.0 million), representing an increase of 65.1% from RMB52.7 million in the first quarter of 2015, a decrease of 1.9% from RMB88.7 million in the second quarter of 2014, and 72.3% of total net revenue. The sequential increase was primarily due to an increase in sales and purchase transaction volumes of secondary homes resulting from a seasonal rise. The year-over-year results only decreased slightly, despite of the substantial reduction in the number of sales offices in operation, primarily attributable to our improved efficiency and increased revenue per sales office.

♦	Revenue from primary and commercial services was RMB15.4 million (US$2.5million), representing a decrease of 29.4% from RMB21.8 million in the first quarter of 2015, an increase of 6.2% from RMB14.5 million in the second quarter of 2014, and 12.8% of total net revenue. The sequential decrease primarily resulted from the lower selling price per square meter and average commission rate, which was partially offset by higher gross floor area of new properties sold. The year-over-year increase primarily resulted from higher gross floor area of new properties sold.

♦	Revenue from mortgage management services was RMB15.4 million (US$2.5 million), representing an increase of 10.8% from RMB13.9 million in the first quarter of 2015, an increase of 23.2% from RMB12.5 million in the second quarter of 2014 and 12.8% of total net revenue. The sequential and year-over-year increases resulted from an increase in mortgage credit loans provided by the Company, which was partially offset by a decrease in traditional home mortgage loans brokered by the Company.

♦	Revenue from franchise services was RMB2.5 million (US$0.4 million), an increase of 25.0% from RMB2.0 million in the first quarter of 2015, a decrease of 63.8% from RMB6.9 million in the second quarter of 2014, and 2.1% of total net revenue. The sequential increase was primarily due to increase in the initial franchise fees received from the sales of franchise rights for franchisees. The year-over-year decrease was primarily due to the one-off payment of initial sub-franchising fees received from the sale of franchise rights in Lanzhou in the second quarter of 2014.

Commissions and other agent-related costs were RMB68.4 million (US$11.0 million), representing an increase of 14.6% from RMB59.7 million in the first quarter of 2015, a decrease of 23.0% from RMB88.8 million in the second quarter of 2014, and 56.8% of total net revenue. The sequential increase resulted from an increase in commission expenses as a result of higher revenue from company-owned brokerage services and an increase in payroll expenses due to an increase in the number of sales staff. The year-over-year decrease was mainly due to a decrease in payroll expenses caused by a reduction in the number of sales offices and sales staff, which was partially offset by higher commission expenses as a result of higher commission rate compared to the second quarter of 2014.

Operating costs were RMB24.5 million (US$4.0 million), representing a decrease of 6.5% from RMB26.2 million in the first quarter of 2015, a decrease of 41.0% from RMB41.5 million in the second quarter of 2014, and 20.3% of total net revenue. The sequential and year-over-year decrease was mainly due to lower store closure-related costs and lower rental costs attributable to a reduction in the number of sales offices in operation.

Selling, general and administrative expenses were RMB26.5 million (US$4.3 million), almost equal to RMB25.5 million in the first quarter of 2015, a decrease of 37.1% from RMB42.1 million in the second quarter of 2014, and 22.0% of total net revenue. The year-over-year decrease was mainly due to a decrease in marketing expenses, payroll expenses for non-sales staff, rental costs of our headquarters and other general and administrative expenses as a result of the continued cost reduction effort.

Income from operations was RMB1.0 million (US$0.2 million), compared to a loss from operations of RMB21.0 million in the first quarter of 2015, and a loss from operations of RMB49.9 million in the second quarter of 2014. Non-GAAP2 income from operations was RMB1.0 million (US$0.2 million), compared to a non-GAAP loss from operations of RMB21.0 million in the first quarter of 2015, and non-GAAP loss from operations of RMB49.9 million in the second quarter of 2014.

Net income attributable to IFM Investments Limited was RMB9.5 million (US$1.5 million), compared to a net loss of RMB19.7 million attributable to IFM Investments Limited in the first quarter of 2015, and a net loss attributable to IFM Investments Limited of RMB38.8 million in the second quarter of 2014. Net income attributable to IFM Investments Limited in the second quarter of 2015 also included a one-off tax refund and local government awards in the amount of RMB7.6 million (US$1.2 million), which the Company received in the second quarter of 2015.

Non-GAAP net income attributable to IFM Investments Limited was RMB9.5 million (US$1.5 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB19.7 million in the first quarter of 2015, and a non-GAAP net loss attributable to IFM Investments Limited of RMB38.8 million in the second quarter of 2014.

Basic and diluted net income per American depositary share ("ADS") were RMB0.64 (US$0.1) and RMB0.64 (US$0.1), respectively. Non-GAAP basic and diluted net income per ADS were RMB0.64 (US$0.1) and RMB0.64 (US$0.1), respectively. Each of the Company’s ADSs represents 45 Class A ordinary shares of the Company.

Cash Flow

As of June 30, 2015, the Company had cash and cash equivalents of RMB34.3 million (US$5.5 million), an increase of RMB4.0 million from March 31, 2015. Net cash used in operating activities in the second quarter of 2015 was RMB4.1 million (US$0.7 million), compared to net cash used in operating activities of RMB20.6 million in the first quarter of 2015, and net cash used in operating activities of RMB62.2 million in the second quarter of 2014. The sequential and year-over-year improvement in cash flow from operating activities was mainly due to an achievement of profitability in the second quarter of 2015. Net cash provided by investing activities in the second quarter of 2015 was RMB9.7 million (US$1.6 million). This was mainly the result of the net effect of providing and receiving repayment on mortgage credit loans of RMB8.8 million (US$1.4 million), as well as the purchase of property, plant and equipment of RMB0.8 million (US$0.1 million).

2 Explanation of the Company's non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the "Non-GAAP Financial Measures" and "Reconciliations to Unaudited Condensed Consolidated Statements of Operations" in the accompanying condensed financial information included in this report.

Network Update

During the second quarter of 2015, the Company's CENTURY 21® China Real Estate network covered 22 major cities with an average of more than 806 sales offices, including an average of 82 company-owned sales offices in operation. As of June 30, 2015, the Company's CENTURY 21® China Real Estate network employed more than 10,700 sales professionals and maintained more than 7.8 million property listings.

Business Outlook

The Company currently estimates that its total net revenue for the third quarter of 2015 will be in the range of RMB90 million to RMB100 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTCLY”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTCLY primarily focuses on China's fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTCLY has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 Class A ordinary shares of CTCLY, currently trade on the OTCQB marketplace under the symbol “CTCLY.” For more information about CTCLY, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this report, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in this report and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this report. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this report and in the attachments is as of the date of this report, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this report includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this report. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

IFM Investments Limited

Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	June 30,	June 30,
	2014	2015	2015
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	47,616	34,286	5,530
Restricted cash	8,903	6,835	1,102
Accounts receivable, net	156,786	130,873	21,109
Amounts due from related parties	237	264	43
Loans receivable	259,738	273,248	44,072
Prepaid expenses and other current assets	20,998	26,953	4,347
Deferred tax assets	14,437	13,795	2,225
Total current assets	508,715	486,254	78,428
Non-current assets:
Investment in associates	17,062	18,009	2,905
Property and equipment, net	18,129	14,469	2,334
Intangible assets, net	79,877	77,462	12,494
Goodwill	83,559	83,559	13,477
Other non-current assets	15,379	12,142	1,958
Deferred tax assets	3,566	4,837	780
Total assets	726,287	696,732	112,376
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	8,821	8,732	1,408
Accrued expenses and other current liabilities	429,376	418,925	67,568
Amounts due to related parties	11,782	10,782	1,739
Deferred revenue	7,815	1,059	171
Short term loan	4,900	4,990	805
Contingent consideration payable	5,623	5,623	907
Total current liabilities	468,317	450,111	72,598
Long-term deposits payable	10,430	9,937	1,603
Deferred tax liabilities	15,008	14,662	2,365
Total liabilities	493,755	474,710	76,566
Shareholders' equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2014 and June 30, 2015, respectively; 669,233 and 669,233 shares issued and outstanding as of December 31, 2014 and June 30, 2015, respectively)	4,949	4,949	798
Additional paid-in capital	1,036,336	1,036,402	167,162
Statutory reserves	5,595	5,595	902
Accumulated deficit	(856,209)	(866,463)	(139,752)
Total IFM Investments Limited shareholders' equity	190,671	180,483	29,110
Non-controlling interest	41,861	41,539	6,700
Total shareholders' equity	232,532	222,022	35,810
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	726,287	696,732	112,736

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	US$

Net revenue	122,568	90,415	120,369	19,414
Costs and expenses:
Commissions and other agent-related costs	(88,832)	(59,718)	(68,404)	(11,033)
Operating costs	(41,528)	(26,223)	(24,498)	(3,951)
Selling, general and administrative expenses	(42,145)	(25,500)	(26,488)	(4,272)
Total costs and expenses	(172,505)	(111,441)	(119,390)	(19,256)
Income (Loss) from operations	(49,937)	(21,026)	979	158
Interest income	151	(28)	(43)	(7)
Other income	2,378	18	7,595	1,225
Foreign currency exchange loss	(42)	(1)	(25)	(4)

Income (Loss) before income tax and share of associates' income	(47,450)	(21,037)	8,506	1,372

Income tax	6,057	(10)	748	121
Share of associates' income	279	961	(14)	(2)
Net income (loss)	(41,114)	(20,086)	9,240	1,491
Net loss (income) attributable to non-controlling interest	2,320	353	239	39
Net income (loss) attributable to IFM Investments Limited	(38,794)	(19,733)	9,479	1,530

Net income (loss)per share, basic	(0.06)	(0.03)	0.01	0.00
Net income (loss) per share, diluted	(0.06)	(0.03)	0.01	0.00

Net income (loss) per ADS, basic	(2.61)	(1.33)	0.64	0.10
Net income (loss) per ADS, diluted	(2.61)	(1.33)	0.64	0.10

Number of shares used in calculating net income (loss) per share, basic	669,233	669,233	669,233	669,233
Number of shares used in calculating net income (loss) per share, diluted	669,233	669,233	669,233	669,233

Number of ADSs used in calculating net income (loss) per ADS, basic	14,872	14,872	14,872	14,872
Number of ADSs used in calculating net income (loss) per ADS, diluted	14,872	14,872	14,872	14,872

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	US$
GAAP income (loss) from operations	(49,937)	(21,026)	979	158
Plus:
Share-based compensation	18	33	33	5
Net change in fair value	-	-	-	-
Non-GAAP income (loss) from operations	(49,919)	(20,993)	1,012	163

GAAP net income (loss) attributable to IFM Investments Limited	(38,794)	(19,733)	9,479	1,530
Plus:
Share-based compensation	18	33	33	5
Net change in fair value	-	-	-	-
Non-GAAP net income (loss) attributable to IFM Investments Limited	(38,776)	(19,700)	9,512	1,535

GAAP net income (loss) attributable to ordinary shareholders	(38,794)	(19,733)	9,479	1,530
Plus:
Share-based compensation	18	33	33	5
Net change in fair value	-	-	-	-
Non-GAAP income (loss) attributable to ordinary shareholders	(38,776)	(19,700)	9,512	1,535

GAAP net income (loss) per ADS, basic	(2.61)	(1.33)	0.64	0.10
GAAP net income (loss) per ADS, diluted	(2.61)	(1.33)	0.64	0.10

Non-GAAP net income (loss) per ADS, basic	(2.61)	(1.32)	0.64	0.10
Non-GAAP net income (loss) per ADS, diluted	(2.61)	(1.32)	0.64	0.10

Number of ADSs used in calculating GAAP/non-GAAP net income (loss) per ADS, basic	14,872	14,872	14,872	14,872
Number of ADSs used in calculating GAAP/non-GAAP net income (loss) per ADS, diluted	14,872	14,872	14,872	14,872

IFM Investments Limited

Other Financial and Operating Data

	For the Three Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015

Company-owned brokerage services
Net revenues (in thousands of RMB)	88,688	52,739	86,992
Average number of operating sales offices(1)	192	84	82
Average monthly net revenues per operating sales office (in thousands of RMB)	154	209	354

Primary and Commercial Services
Net revenues (in thousands of RMB)	14,520	21,768	15,428
Aggregate gross floor area of properties sold (in thousand square meters)	100	77	125

Mortgage management services
Net revenues (in thousands of RMB)	12,460	13,886	15,404
Amount of referred mortgages and home equity loans (in thousands of RMB)	513,096	485,827	335,085
Average entrusted and mortgage credit loan balance outstanding (in thousands of RMB)	159,160	255,727	269,633

Franchise services
Net revenues (in thousands of RMB)	6,900	2,022	2,545
Number of regional sub-franchisors as of period-end	22	20	20

(1)	Equals the sum of the number of sales offices in operation that existed at the end of each month in the applicable year, divided by the number of months in such year.